Friedrich von Bohlen steps down

Dr. Friedrich von Bohlen has decided to resign at the end of the company’s current transition phase. The supervisory board agrees with his rationale and has accepted his resignation effective the 31st of December, 2003.

In the beginning, LION’s business strategy was a combination of pharmaceutical research and information technology. Due to market changes this strategy could not be continued. Therefore, in 2002 LION decided to shut down its pharmaceutical research division. During this transition phase, which occurred in parallel to the ongoing consolidation of the pharmaceutical, biotechnology and IT industries, Dr. von Bohlen re-aligned LION’s future strategy and operations. LION’s goal is to expand the company’s industry-leading position as a provider of IT solutions for the life science industry. Dr. von Bohlen and the supervisory board are convinced that LION is now entering into a new phase of development that requires even stronger IT competence. With this milestone, Dr. von Bohlen proactively allows for new opportunities at LION.

The company will be led by Martin Hollenhorst, Chief Financial Officer, and Dr. Daniel Keesman, Chief Business Officer, who will take over the current responsibilities of Dr. von Bohlen effective the 1st of January, 2004.

The supervisory board expresses thanks to Dr. von Bohlen for his extraordinary achievements as LION’s founder and Chief Executive Officer and has decided to propose that Dr. von Bohlen be elected as an additional member of the supervisory board at the next annual shareholders’ meeting on the 12th of August, 2004.

Contact:

Christian Hastedt-Marckwardt; Tel.: +49 (0)6221 / 4038-265

christian.hastedt.marckwardt@lionbioscience.com

Tracy Coffey; Tel.: +1 617-245-5433

tracy.coffey@lionbioscience.com

Dated: December 15, 2003